Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Majlis International Specialty Foods, Inc.
400 Poydras Street, Suite 2620
New Orleans, LA 70130
https://www.mutombocoffee.com/

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

      Company: Majlis International Specialty Foods, Inc.
      Address: 400 Poydras Street, Suite 2620, New Orleans, LA 70130
      State of Incorporation: DE
      Date Incorporated: October 25, 2021

Terms:

      Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
      SAFE converts to Crowdfunding Stock (as defined below) when the company raises $1,000,000.00 in a qualified equity financing.
      Maturity Date: None
      Valuation Cap: $20,000,000.00
      Discount: 20.0%
      Annual Interest Rate: %
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

      Underlying Security Name: Crowdfunding Stock (as defined below)

      Voting Rights:
      Non-voting, except as required by law

      Other Material Rights:

      (a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

      (b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

      (i) the Purchase Amount (the "Cash-Out Amount"), or

      (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

      Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

      Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

      (c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

      (d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

*Bonus discount subject to adjustment of bonus discounts for StartEngine SAFE holders. See discount bonus below.

Investment Incentives & Bonuses*

TTW Reservations Page Bonus: All Reservation Holders in the StartEngine Testing the Waters Reservations Page will receive a 5% addition to the base discount.

Time-Based Perks

First 30 Days Perk: Invest $500+ in the first 30 days and receive a chance to win coffee for life.

Early Bird 1: Investors who invest at least $1,000 within the first 2 weeks will receive the following perks worth $100: a special Mutombo Coffee gift bundle (Limited edition Owner's T-Shirt, 1-month supply of coffee, and branded tumbler) or $100 gift card + a showcase on our House of Mutombo Wall of Fame*.

Early Bird 2: Investors who invest at least $1,000 within the first 4 weeks will receive the following perks a 1-month supply of premium coffee, a Limited edition Owner's T-Shirt + a showcase on our House of Mutombo Wall of Fame*.

Early Bird 3: Investors who invest at least $5,000 within the first 2 weeks will receive the following perks worth $1,250: 10 (ten) Mutombo Coffee Owner's Gift Bundles (Limited edition Owner's T-Shirt, 1-month supply of coffee, and branded tumbler), or 10 (ten) $100 gift cards + a showcase on our House of Mutombo Wall of Fame*.

Early Bird 4: Investors who invest at least $10,000 within the first 2 weeks will receive the following perks worth $2,000: 10 (ten) Mutombo Coffee Owner's Gift Bundles (Limited edition Owner's T-Shirt, 1-month supply of coffee, and branded tumbler), or 10 (ten) $100 gift cards + a VIP coffee tasting experience for 10 (ten) people at an agreed location**, worth $1,000 + a showcase on our House of Mutombo Wall of Fame*.

Early Bird 5: Investors who invest at least $20,000 within the first 4 weeks will receive the following addition to discount base rate and perks worth $2,000 + 3% addition to the base discount + 10 (ten) Mutombo Coffee Owner's Gift Bundles (Limited edition Owner's T-Shirt, 1-month supply of coffee, and branded tumbler), or 10 (ten) $100 gift cards + a VIP coffee tasting experience for 10 (ten) people at an agreed location**, worth $1,000 + a showcase on our House of Mutombo Wall of Fame*.

Early Bird 6: Investors who invest at least $50k within the first 4 weeks will receive the following worth $10k: 3% addition to the base discount, 10 Mutombo Coffee Owner's Gift Bundles (Limited edition Owner's T-Shirt, 1-month supply of coffee, and branded tumbler), or 10 $100 gift cards + a VIP coffee tasting experience for 10 people at an agreed location**,worth $1k + a showcase on our House of Mutombo Wall of Fame* + the naming rights for a coffee blend (subject to approval), worth $8k

Amount-Based Perks

Brew Master: Investors who invest at least $1,000 will receive the following perks worth $100: a 3-month supply of premium coffee, worth $100.

Roaster's Circle: Investors who invest at least $5,000 will receive the following perks worth $500: 5 (five) Mutombo Coffee Owner's Gift Bundles (Limited edition Owner's T-Shirt, 1-month supply of coffee, and branded tumbler), or 5 (five) $100 gift cards.

Barista's Best: Investors who invest at least $10,000 will receive the following perks worth $1,000: 10 (ten) Mutombo Coffee Owner's Gift Bundles (Limited edition Owner's T-Shirt, 1-month supply of coffee, and branded tumbler), or 10 (ten) $100 gift cards.

Coffee Innovator: Investors who invest at least $20,000 will receive the following perks worth $2,000: 10 (ten) Mutombo Coffee Owner's Gift Bundles (Limited edition Owner's T-Shirt, 1-month supply of coffee, and branded tumbler), or 10 (ten) $100 gift cards + a VIP coffee tasting experience for 10 (ten) people at an agreed location**, worth $1,000.

Ultimate Coffee Partner: Investors who invest at least $50,000 will receive the following perks worth $10,000: 10 Mutombo Coffee Owner's Gift Bundles (Limited edition Owner's T-Shirt, 1-month supply of coffee, and branded tumbler), or 10 $100 gift cards + a VIP coffee tasting experience for 10 people at an agreed location**,worth $1,000 + the naming rights for a Mutombo Coffee blend (subject to name approval), worth $8,000.

*Our House of Mutombo Wall of Fame is a digital showcase of our early investors. It is a way to recognize and celebrate investors who are supporters of Mutombo Coffee.

** The tasting will be held at an agreed location, with details shared in advance. Travel and lodging costs are not covered by Mutombo Coffee.

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Majlis International Specialty Foods, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

Eligible StartEngine SAFEholders will receive a 10% bonus discount on the SAFE in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the elapsed time of the offering (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Mutombo Coffee is a mission-driven corporation that sources, packages, and sells specialty coffee with an unwavering focus on ethical sourcing and community upliftment. The Company's business model consists of a multi-channel approach that includes direct-to-consumer e-commerce, social commerce, digital content creation, retail partnerships, and corporate collaborations.

Business Model and Core Values

The Company's product portfolio includes single-origin bagged coffees, cold brews, K-cups, coffee sachets, stroopwafels, functional chocolate with caffeine, chocolate covered espresso beans, and ready to drink coffee beverages sourced from Latin America and Africa. Mutombo Coffee primarily sources from women-led farms. The brand is built on a foundation of commerce over charity, economic and environmental sustainability, offering premium quality while enabling women farmers to earn more predictable and better prices to support their families and enhance their communities.

Mutombo Coffee is developing a fully integrated, direct-to-farmer supply and value chain that prioritizes transparency, traceability, and social impact. The company engages in storytelling and cultural partnerships and is intentional about elevating the communities at the farm-level as well as urban ecosystem activations with iconic institutions, professional sport teams, and agencies in the cities in which it operates.

Founder Background and Current Relationship to the Company

Dikembe Mutombo, the late NBA Hall of Famer and global humanitarian, co-founded Mutombo Coffee in 2020 together with co-founder Bob Bush, a former advisor to the Prime Minister of the United Arab Emirates. Mr. Mutombo passed away in 2024 and is no longer involved in the Company. Following his passing, the Company purchased all of his outstanding shares from his estate. As a result, no members of Mr. Mutombo's family or estate hold any ownership or governance rights in the Company.

Mutombo Coffee retains ownership of the "Mutombo Coffee" trademark and related brand assets. The Company continues to use the trademark in the ordinary course of business but does not use Mr. Mutombo's personal name, image, likeness, endorsements, or other publicity rights in connection with marketing or promoting the business beyond the historical reference to his role as a co-founder.

Prospective investors should not expect Mr. Mutombo or the Mutombo family to participate in any Company activities going forward, and his prior involvement should not be interpreted as an indication of future performance, brand partnerships, or marketing outcomes. The current management team is responsible for the Company's business, strategy, and execution.

Corporate Structure and Intellectual Property

Majlis International Specialty Foods, Inc. a Delaware corporation, was formed on October 25, 2021 as Cajary Majlis International Inc. and changed its name on 11/17/2025. The entity owns the brand, Mutombo Coffee.

Competitors and Industry

Industry

The specialty coffee industry is valued at over $100 billion globally and is growing at an 8–10% compound annual growth rate, driven by increasing demand for sustainably sourced and high-quality coffee products. In North America and Europe, consumers are shifting toward direct-to-consumer and premium offerings that emphasize ethical sourcing and origin transparency. Mutombo Coffee occupies a niche within this expanding segment by aligning itself with the premium ethical coffee movement and partnering with brands, institutions, and influencers to scale visibility and impact.

Source: https://www.grandviewresearch.com/industry-analysis/specialty-coffee-market-report

Competitors

The Company competes with large-scale premium coffee brands in the specialty coffee market. Some of the top competitors in the industry include:

Starbucks (leads the market with global retail dominance and brand recognition)

Blue Bottle (Nestlé-owned, recognized for its boutique approach, emphasizing quality and branding)

In addition, Mutombo Coffee faces competition from regional specialty coffee roasters and artisanal brands.

Unlike the large multinational corporations who focus on global growth and standardization, resulting in competition against local coffee shops, Mutombo Coffee serves as an ally to independent cafes in underserved communities by providing access to high-quality coffee, marketing resources, and lead generation support.

Unlike local specialty coffee players which are unable to meet the challenges of soaring coffee green bean prices, geopolitical uncertainty, rising inflation and lack of economies of scale, Mutombo Coffee distinguishes itself through its innovative business model by emphasizing financial viability and economic sustainability throughout its entire supply and value chain.

Mutombo Coffee empowers farmers at origin, partners with sports teams, corporations, universities, and influencers, and collaborates with independent café shops in underserved communities to set it apart in a crowded market.

Source: https://fullavantenews.com/podcast-an-nba-legend-shoots-for-coffee-with-a-cause/

Current Stage and Roadmap

Current Stage

Mutombo Coffee's products are primarily available in the market through wholesale, and corporate food service programs. Retail placements with grocery chain launches are planned for spring 2026. The brand has active partnerships with major organizations including Merck, the Houston Rockets, and a unique relationship with Temple University, with engagement initiatives that support visibility and distribution. The company is planning a 10 city rollout that will enable it to scale its corporate partnerships, digital subscriptions and retail footprint.

Key performance highlights:

Presence: Mutombo Coffee has established active corporate partnerships in key U.S. cities such as Houston and Philadelphia, with a growing presence across professional sports teams and university campuses. This strategic footprint strengthens brand visibility, builds credibility in diverse markets, and reinforces Mutombo Coffee's role as both a premium coffee brand and a community-focused partner.

Multi-channel revenue streams: Corporate/B2B (95%) and Direct-to-consumer (5%)

As reported in the Company's CPA-reviewed 2023-2024 financial statements, the Company generated $728,822 in revenue in 2024, representing a 2.9× increase compared to 2023. For 2025, management anticipates total revenue of approximately $800,000, reflecting a 10% increase over 2024. This projection is based on actual revenue recognized through November 2025 and pending orders for December 2025.* This expected increase reflects organic growth from the Company's current operations.

*Please note this includes a forward looking projection. Please refer to our forward looking disclosures in our materials and our Risk Factors section. This number is subject to change based on final end of year orders.

More substantial revenue acceleration is expected beginning in 2026, as new retail placements, expanded distribution, and current partnership initiatives are projected to begin contributing meaningfully to sales. Based on these planned initiatives and assumptions regarding distribution velocity, purchase orders, and marketing execution, management estimates that revenue could increase materially in 2026 as these programs scale.

All such estimates, projections, and long-term targets constitute forward-looking statements. They are based on numerous assumptions, many of which involve significant uncertainties and factors outside the Company's control. Actual results may differ materially from those projected. Investors should not place undue reliance on forward-looking statements and should review them in conjunction with the risk factors, assumptions, and qualifications described in this Form C.

Leveraging AI for Smarter Growth

Mutombo Coffee integrates AI into research, marketing, operations, and product development to deliver faster execution, lower costs, and scalable impact, fueling its mission of Brewing Stronger Communities™ worldwide.

We are leveraging use of AI for:

Research

- AI tools like ChatGPT accelerate market research, trend analysis, and competitor insights, helping us identify gaps and growth opportunities.

- AI supports consumer research, providing insights into shifting needs and market demands.

Marketing

- Tools like ChatGPT, MidJourney, and Freepik power content creation, from SEO copywriting to branded visuals and packaging, strengthening presence across channels.

- MidJourney and Freepik deliver high-quality branded visuals, mockups, and infographics, ensuring creative consistency and speed.

Operations

- AI automates SOPs, meeting documentation, and task management, streamlining operations and freeing the team to focus on strategy.

- AI assists hiring by creating role definitions, job descriptions, and screening processes, reducing time-to-hire and improving fit.

Product Development

- AI assists in supplier comparisons, pricing evaluations, and sustainability tracking, guiding innovative and cost-effective development.

- AI supports consumer preference research and trend exploration.

Hyperlocal Marketing:

Mutombo Coffee builds its brand through tech-enabled precision rather than broad national ads. By leveraging geofencing, AI-driven targeting, and location-based data, Mutombo Coffee connects with consumers exactly where they live, study, and play. Whether it's triggering digital activations inside sports arenas, serving personalized ads across university campuses, or linking in-store supermarket promotions to mobile impressions, the brand creates hyper-relevant touchpoints that feel personal and drive immediate action. These tech-powered, hyperlocal strategies not only deliver measurable sales uplift but also generate long-term loyalty by embedding Mutombo Coffee into the digital and physical fabric of local communities.

Hyperlocal marketing is significantly more capital-efficient than broad national campaigns because it focuses on spending only where impact is highest. By targeting specific campuses, neighborhoods, or event venues, brands achieve conversion rates higher than generalized advertising, while reducing wasted impressions. Data shows that 91% of consumers are more likely to buy from brands that deliver locally relevant offers, meaning every marketing dollar goes further. For Mutombo Coffee, this translates into acquiring customers at a fraction of the cost of traditional media, while building durable loyalty through culturally and geographically relevant engagement.

Source: https://www.staphaus.com/insights/localized-vs-national-marketing-campaigns-a-case-for-efficiency

Mutombo Coffee uses hyperlocal marketing through geofencing and geolocation, venue and event based digital activations, digital ads, promotions & coupons, and physical sampling that connect directly with local communities. This approach drives higher engagement, lowers acquisition costs, and builds stronger neighborhood-level loyalty, making growth more capital-efficient. Key tactics employed and their impact is follows:

Geofencing & Geolocation

How It's Applied: Targets users in defined zones with location-based ads that trigger when they are within a geofenced area.

Mutombo Coffee Implementation: At university campuses like Temple University in Philadelphia, cafés, competitor locations.

Impact:

- Captures consumers in daily environments

- Intercepts competitor traffic

- Encourages immediate trial and loyalty among audiences

Event-Based Activations

How It's Applied: Co-branded ads and digital activations tied to live games and specific events (e.g., NBA games, concerts, community festivals).

Mutombo Coffee Implementation: At professional sports matches at arenas like Toyota Center with Houston Rockets, live events and other high foot traffic events.

Impact:

- Engages fans at emotional high points

- Strengthens brand association with memorable moments

- Channels event-driven buzz into both retail and online sales

Venue-Based Activations

How It's Applied: Strategic brand presence in common high-footfall areas such as malls, lifestyle centers, and cafés where target consumers regularly gather.

Mutombo Coffee Implementation: Brand integrations in venues beyond arenas, including shopping malls and high-traffic café locations, reinforces everyday visibility and accessibility.

Impact:

- Builds consistent exposure

- Nurtures affinity across diverse audience segments in daily life settings

- Converts casual interactions into repeat customers

Digital Ads, Promotions & Coupons

How It's Applied: Combines digital ads with in-store retail promotions, plus AI-powered coupon distribution that is geo-targeted and trackable.

Mutombo Coffee Implementation: At supermarkets and grocery chains featuring Mutombo Coffee promotions alongside online campaigns.

Impact:

- Converts brand awareness into point-of-sale transactions

- Drives repeat trials through discounts

- Reinforces shopper confidence with measurable engagement.

Physical Sampling

How It's Applied: Distributes free samples in hyper-targeted, high-footfall locations, optimized to match ideal audience profiles.

Mutombo Coffee Implementation: On-campus pop-ups, in cafés, supermarkets, and sports venues at high foot traffic events.

Impact:

- Generates direct product experience

- Accelerates trial-to-purchase conversion

- Builds emotional loyalty by letting consumers "taste the brand."

Growth Loop Analytics

How It's Applied: Tracks performance across geofencing, events, venues and retail touchpoints to refine campaigns and amplify impact.

Mutombo Coffee Implementation: Data gathered from arenas, campuses, cafés, and supermarkets is funneled into continuous optimization.

Impact:

- Creates a marketing flywheel effect

- Each hyperlocal activation generates word-of-mouth

- Compounds national momentum

- Enhances return on investment through data-driven optimization

Social Commerce

Although direct-to-consumer sales currently represent only about 5% of the Company's revenue, Mutombo Coffee believes there is an opportunity to expand this segment through increased investment in social commerce and its planned city-ecosystem platform. The Company intends to use a portion of the proceeds to develop this channel, which it views as an untapped area for future growth. By leveraging a strategic content-to-commerce model, the brand can engage directly with consumers across social platforms while participating in the rapidly expanding $1.2 trillion global social commerce market, of which 14% is attributed to food and beverage.

Social commerce is projected to triple in size over the next five years at a compound annual growth rate of 28%, representing what we believe is a substantial opportunity for brands with authentic stories and community-driven missions. Mutombo Coffee's unique blend of purpose-led storytelling and product offering positions it to convert consumer engagement into measurable sales, allowing audiences to both connect with the brand's values and contribute directly through purchase behavior.

Source:https://www.stellarmr.com/report/Social-Commerce-Market/1583#:~:text=Social%20Commerce%20Market%2D%20Global%20Industry%20Analysis%20and%20Forecast%20(2025%2D,:%20PDF%20%7C%20Report%20ID%20:%20SMR_1583

House of Mutombo - Engaging Corporate, Employee, and Community Networks

The House of Mutombo is a signature engagement platform that curates coffee-centered experiences designed to connect corporations, employees, and communities through storytelling, thought leadership, and meaningful dialogue.

At its core, the House of Mutombo leverages coffee as a catalyst for transformational impact. Through speaker series, coffee talks, and interactive events, it creates spaces where senior leaders, employees, and community partners engage in conversations that inspire collaboration, strengthen morale, and enhance corporate reputation.

By leveraging House of Mutombo as a social content platform via YouTube, Instagram, Facebook, TikTok, etc., all events, activations, and promotions will yield digital content specifically to drive brand awareness, mission messaging and DTC social commerce.

By integrating coffee culture with corporate dialogue and community impact, the House of Mutombo offers a unique, scalable model for engagement that builds trust, drives loyalty, and amplifies brand purpose.

Mutombo Live - A Premium Platform for Sports, Entertainment & Culture

Mutombo Live is our exclusive entertainment and engagement platform that provides members with premium access to unforgettable experiences. From front-row seats at professional sports matches to high-energy concerts and cultural events, Mutombo Live connects our brand with moments of excitement and celebration.

Mutombo Live is built on the belief that coffee, culture, and community belong together. By aligning with the world's most inspiring live experiences, we create opportunities for deeper engagement with our customers, partners, and communities—bridging passion points across sports, music, and entertainment.

Mutombo Coffee Activations, Visits & Media Presence

Military & Community Visits

 The House of Mutombo has conducted coffee tastings and wellness visits with U.S. troops both domestically and abroad. Locations include bases in the United States (Fort Bragg, Fort Meade, Fort Myer, Fort Drum, Fort Wainwright, Presidio of Monterey), as well as international bases in Japan, South Korea, and Kuwait. These visits provide more than coffee, they build morale, community, and connection in high-impact environments.

Events & Brand Activations

Mutombo Coffee has created activations with leading corporations, nonprofits, schools, and public figures. Highlights include partnerships and appearances with Merck, Nike, Johns Hopkins University, DP World (Dubai), Big Brothers Big Sisters (Miami), the NBPA Brotherhood Deli, and The Gathering Spot (Atlanta). High-profile celebrity engagements include Shaquille O'Neal, Steve Harvey, and NBA legends, along with civic leaders from our target cities.

Historical Media Appearances

The brand has been featured across leading media platforms, strengthening visibility and credibility. These include:

- NBA on TNT interview with Shaquille O'Neal and Charles Barkley alongside Dikembe Mutombo

- Bloomberg QuickTake interview with Dikembe Mutombo and CEO Robert Bush

- Coffee with America feature with CEO Robert Bush

- Steve Harvey Charity Golf Classic

- NBA Legends events

- Chris Tucker Charity Events

- Johnny Damon Celebrity Golf Tournament

- QuickBooks Super Bowl LIX commercial (2025)

Podcast Features

Mutombo Coffee's thought leadership and social impact message have been highlighted in multiple podcasts, including:

- Make Money by Blending Profit with Social Impact

- Vision Pros Live

When It Worked

- Think business with Tyler

- The Playbook by David Meltzer

- Coffee with America Extra

Future Roadmap:

Mutombo Coffee's growth strategy is centered around expanding its U.S. retail distribution, scaling direct-to-consumer operations, and building a global footprint. The company is focused on creating a scalable model that integrates digital growth, retail expansion, and brand-driven extensions to accelerate long-term success.

Expansion Strategy: Retail, Cafés & Direct-to-Consumer

Mutombo Coffee plans to target 10 major U.S. cities, launching our coffee in 2–3 new locations or distribution partnerships per quarter over the next two years. Growth will be driven by a multi-channel approach: expanding into grocery and retail outlets, promoting e-commerce sales through digital campaigns, and supporting independent cafés with high-quality coffee, marketing resources, and lead generation.

Network Building: Sports, Corporate & Hospitality

The company is growing its professional teams network, a corporate partner network, and a café partner network, creating multiple scalable pipelines of growth. The purpose of these potential partnerships is to provide strong brand visibility, recurring sales, and community credibility, while simultaneously uplifting small businesses and underserved communities.

Brand Extensions: House of Mutombo & Mutombo Live!

Mutombo Coffee is expanding its reach through House of Mutombo and Mutombo Live! extending the brand beyond coffee into culture, storytelling, and consumer lifestyle.

Global Expansion

In the long term, Mutombo Coffee plans to continue to expand internationally into the Middle East, Europe, and Asia, supporting multinational partners who value American coffee brands abroad and capturing the growing demand for premium specialty coffee worldwide. Currently, Mutombo Coffee is selling coffee and stroopwafels in Kuwait.

Planned Milestones

2025: In 2025, Mutombo Coffee launched in two major U.S. cities, Houston and Philadelphia, through its partnership with the Houston Rockets and agreement with Temple University, supported by the rollout of House of Mutombo brand extensions and Mutombo Live! The Company also plans to expand into grocery channels and strengthen initial corporate, cafes and sports partnerships.

2026 - 2027: Mutombo Coffee plans to enter 4 additional U.S. cities each year - scaling café, corporate, and professional team networks while deepening retail distribution and e-commerce growth.°Please note these are forward looking statements and subject to change depending on industry and business needs. Please refer to our forward looking information legend below and our Risk Factors section of our Offering materials.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Robert C Bush Jr.

Robert C Bush Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, President, Board Member, Principal Financial Officer
  Dates of Service: July, 2020 - Present
  Responsibilities: Chief Experience Officer, President, Board Member. Mr. Bush is the majority owner of the business and currently does not currently receive a salary or other cash compensation from the Company. He does not intend to use any portion of the proceeds raised in this offering to pay himself a salary or to otherwise compensate himself. At this time, the Company has no formal plan or binding agreement regarding future compensation for the CEO. He may begin to receive a salary or other compensation in the future if the Company achieves certain operational or financial milestones or if doing so becomes necessary to support the Company's growth and management needs. Future compensation arrangements, if any, are subject to change and may depend on factors such as the Company's performance, capital position, and expansion requirements.

Name: Rodney Williams

Rodney Williams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2024 - Present
  Responsibilities: Strategic advisor for the brand building and packaging development

Other business experience in the past three years:

- Employer: Diageo North America
  Title: Strategic Advisor
  Dates of Service: October, 2024 - April, 2025
  Responsibilities: Strategic advisor to the Diageo North America CEO

Other business experience in the past three years:

- Employer: Diageo Canada
  Title: President, Diageo Beer
  Dates of Service: September, 2022 - October, 2024
  Responsibilities: President, Diageo Beer and President Diageo Canada

Other business experience in the past three years:

- Employer: Moet Hennessy
  Title: President & CEO Belvedere Vodka
  Dates of Service: July, 2017 - July, 2022
  Responsibilities: Global responsibility for the world's original luxury vodka brand

Name: Gordon (Dallon) Bush

Gordon (Dallon) Bush's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: October, 2020 - Present
  Responsibilities: Working closely with the CEO to develop and implement business strategies, improve operational efficiency and ensure alignment with our corporate vision.

Other business experience in the past three years:

- Employer: State of Louisiana
  Title: Assistant District Attorney
  Dates of Service: May, 2024 - Present
  Responsibilities: Representing the State of Louisiana in the prosecution of criminal offenses in state court. Currently Dallon works part-time in this role.

Other business experience in the past three years:

- Employer: City of St. Gabriel, Louisiana
  Title: City Attorney
  Dates of Service: November, 2005 - Present
  Responsibilities: Chief legal advisor to the Mayor, City Council and Chief of Police

Other business experience in the past three years:

- Employer: The Bush Law Firm
  Title: Owner
  Dates of Service: May, 2005 - Present
  Responsibilities: Provide personal injury legal services

Other business experience in the past three years:

- Employer: State of Louisiana
  Title: Public Defender
  Dates of Service: April, 2023 - April, 2024
  Responsibilities: Court appointed legal counsel to indigent and economically challenged defendants

Name: Brig. Gen. (PA) Maureen Weigl (Ret.)

Brig. Gen. (PA) Maureen Weigl (Ret.)'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Strategic Advisor for Government Sales and Business Development
  Dates of Service: December, 2020 - Present
  Responsibilities: Oversee government sales strategy and drive business development initiatives to expand Company's presence in public sector and institutional markets.

Other business experience in the past three years:

- Employer: PA Department of Military and Veterans Affairs
  Title: Deputy Adjutant General for Veterans Affairs
  Dates of Service: April, 2021 - Present
  Responsibilities: Oversee state-operated veterans' homes and programs, ensuring regulatory compliance and serving as liaison between government agencies and veterans' organizations across Pennsylvania.

Other business experience in the past three years:

- Employer: Vets2Sets
  Title: Executive Director / Co-founder
  Dates of Service: March, 2019 - Present
  Responsibilities: Support veterans in building careers within the commercial, television, and film production industries through partnerships with global production companies.

Other business experience in the past three years:

- Employer: PRRS LLC
  Title: Owner / President
  Dates of Service: June, 2016 - Present
  Responsibilities: Corporate staffing and consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it may not succeed
The Company is offering Simple Agreement for Future Equity in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been

reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
Our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decisions for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Simple Agreement for Future Equity we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new products could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales

and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Significant market competition
The company operates in a highly competitive market with established players, emerging startups, and potential new entrants. Many competitors possess greater financial resources, brand recognition, and distribution capabilities, which may enable them to develop, market, and scale products more effectively. This competitive landscape could impact our ability to attract and retain customers, gain market share, and sustain revenue growth. Furthermore, ongoing innovation and market developments may render our products or technologies less competitive over time, and it should be assumed that market competition will continue to intensify.

We are an early stage company and have not yet generated any profits for distribution
Cajary Majlis International Inc. was formed on 10/25/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only pay dividends on any shares once our directors determine that we have more cash than we can reinvest profitably. There is no assurance that we will pay any distribution in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and modest revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in mature and highly competitive industry
The Company operates in a relatively mature industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. In addition, the Company is exposed to coffee price volatility and sensitivities tied to fluctuations in global coffee markets. Geopolitical risks, including tariffs, trade restrictions, and policy changes relating to coffee imports, may also impact supply chains and cost structures. Broader geopolitical instability could further influence market dynamics, creating additional uncertainties for long-term planning.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make

hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. To mitigate the cybersecurity risks inherent to an internet-based business, the Company has implemented a formal Cybersecurity Standard Operating Procedure (SOP) governing corporate email security and access controls. This SOP applies to all employees and contractors using @MutomboCoffee.com accounts and includes mandatory multi-factor authentication, encryption and threat-protection tools, automated 30-day MFA renewal, controlled administrative access through Microsoft Entra, and routine data backups through GoDaddy. These measures are designed to reduce the risk of unauthorized access, phishing attempts, data loss, and operational disruption. While no system can eliminate cybersecurity risk entirely, the Company's protocols strengthen its defenses, enhance monitoring, and improve its ability to detect, respond to, and recover from potential cyber threats.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert Bush	6,720,000	Common Stock	84.0%

The Company's Securities

The Company has authorized Common Stock, SAFE, SAFE, and Crowdfunding SAFE.

Common Stock

The amount of security authorized is 12,000,000 with a total of 8,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $715,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: The SAFE automatically converts into preferred stock at a priced equity financing round.

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $250,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: The SAFE automatically converts into preferred stock at a priced equity financing round.

Material Rights

There are no material rights associated with SAFE.

Crowdfunding SAFE

The security will convert into Crowdfunding stock and the terms of the Crowdfunding SAFE are outlined below:

Amount outstanding: $0.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: SAFE converts to Crowdfunding Stock (as defined below) when the company raises $1,000,000.00 in a qualified equity financing.

Material Rights

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding

Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital

Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a minority holder of Simple Agreement for Future Equity of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $110,000.00
  Use of proceeds: Cash Reserves
  Date: June 10, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE

Final amount sold: $250,000.00
Use of proceeds: Cash Reserves
Date: July 22, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
Final amount sold: $250,000.00
Use of proceeds: Cash Reserves
Date: September 03, 2024
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Based on the financial statements for Majlis International Specialty Foods, Inc., here's the completed analysis:

Revenue

Revenue for fiscal year 2024 was $728,822 compared to $746,052 in fiscal year 2025.

This represents a modest increase of $17,230, or approximately 2%. While revenue growth slowed considerably compared to prior periods, the Company maintained its top-line performance through continued sales activity across its B2B corporate channels and direct-to-consumer e-commerce platforms, including Shopify and Amazon. The Company distributes specialty food and beverage products — including roasted coffee and stroopwafels — packaged under its proprietary branding through partnerships with third-party manufacturers and co-packers.

Cost of Sales

Cost of Sales for fiscal year 2024 was $142,123 compared to $233,943 in fiscal year 2025.

This increase of $91,820, or approximately 65%, significantly outpaced revenue growth during the same period. The higher cost of sales reflects increased input costs, higher production volumes, and potential changes in product mix. As a result, the cost of sales as a percentage of revenue rose from approximately 19% in 2024 to approximately 31% in 2025, compressing gross margins.

Gross Margins

Gross margins for fiscal year 2024 were $586,699 compared to $512,109 in fiscal year 2025.

This represents a decrease of $74,590, or approximately 13%. The gross margin percentage declined from approximately 81% in 2024 to approximately 69% in 2025, reflecting the disproportionate increase in cost of goods sold relative to revenue growth. Management will continue to evaluate sourcing strategies, pricing, and product mix to restore and improve margin performance as the Company scales.

Expenses

Total operating expenses for fiscal year 2024 were $471,673 compared to $554,355 in fiscal year 2025.

This increase of $82,682, or approximately 18%, was driven primarily by significant growth in general and administrative expenses, which rose from $198,125 to $377,240 — an increase of $179,115, or approximately 90% — reflecting investments in corporate infrastructure, personnel, and professional services to support continued growth. Advertising and marketing expenses decreased from $270,509 in 2024 to $174,506 in 2025, a reduction of $96,003, or approximately 35%, indicating a strategic shift in spend priorities. Depreciation expense remained relatively stable at $2,609 in 2025 compared to $3,039 in 2024.

The combined effect of margin compression and increased operating expenses resulted in a loss from operations of

$(42,246) in 2025, compared to income from operations of $115,026 in 2024.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the Company has demonstrated sustained revenue performance with consecutive years of top-line growth, maintained strong gross margins above 69%, and continued to generate positive cash flow from operations.

Operating activities generated $99,997 in net cash during fiscal year 2025, compared to $176,851 in fiscal year 2024. The decline in operating cash flow reflects the net loss of $(56,647) in 2025 versus net income of $115,026 in 2024, partially offset by favorable working capital movements including a significant reduction in accounts receivable of $85,501. Cash and cash equivalents grew from $713,190 at December 31, 2024 to $768,187 at December 31, 2025, reflecting continued liquidity.

Past cash was primarily generated through sales revenues and equity investments via SAFE agreements totaling $965,000 as of December 31, 2025. The Company's goal is to continue scaling revenue profitably while managing cost structure and preparing for the planned Regulation CF crowdfunding campaign in 2026 to raise additional operating capital. The Company's sustained cash generation and strong gross margin profile indicate that future cash flows should continue to strengthen as the business scales and achieves greater operational leverage.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2026, the Company has capital resources available in the form of $744,875.71 in cash on hand. The Company does not currently have an active line of credit or any shareholder loans; however, it is in discussions with banks to obtain a line of credit facility to further support operational flexibility and growth initiatives.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support our national rollout strategy, which includes launching operations in 3 key U.S. cities. Approximately 70% ($275,000 per city) of the campaign proceeds will be allocated to sponsorships and marketing, enabling us to establish a strong brand presence in each target city. Within this marketing allocation, approximately $100,000 per city for anchor partnerships with major sports teams, or university partners; $50,000 for local administration and city management to oversee on-ground growth and relationship development; and $50,000 for social commerce, digital activations, and online community engagement to strengthen our direct-to-consumer presence. The remaining funds will support mobilization costs, merchandise, events, and community engagement activities, IT infrastructure, and AI deployment driving both local visibility and national brand momentum.

The remaining funds will be used to cover operational infrastructure and to pay fundraising related fees.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate as a viable going concern. The minimum offering amount will primarily be used to cover fundraising related fees. While the Company would need to defer its expansion plans under this scenario, it would still continue as a viable going concern, as it is currently profitable as of 2025 and does not rely on these funds for day-to-day operational sustainability.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate as a viable going concern without a defined end period. This is because the Company is already profitable as of 2025, and the additional funds will be used primarily to expand into 10 new cities, with significant investment allocated to marketing, sponsorships, and operational support.

The expansion is expected to generate additional recurring revenue and positive cash flows from the newly acquired customer base. As such, the Company does not anticipate a burn rate that would threaten its operations, and instead projects sustained growth and financial viability following the successful completion of the crowdfunding campaign.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including obtaining a line of credit from commercial banks. While no line of credit has been secured as of the date, the Company is actively in discussions with financial institutions to establish a revolving credit facility to support working capital needs and ongoing operations.

At present, the Company is not conducting any concurrent offerings, but may consider future equity or debt financing rounds depending on growth opportunities and capital requirements arising from planned expansions.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Person: Robert Bush
  Relationship to Company: Chief Executive Officer
  Nature / amount of interest in the transaction: Consulting services provided to the Company during fiscal years 2024 and 2025. Total compensation of $150,000 for fiscal year 2024 and $175,000 for fiscal year 2025, for management and strategic services.
  Material Terms: Unsecured obligation arising from deferred compensation to a related party, with no interest charged and no fixed repayment terms. As of December 31, 2025, the outstanding balance of $323,566 reflects a voluntary deferral of compensation to support the Company's cash position and may be repaid at the discretion of the Company.

- Name of Person: Dallon Bush
  Relationship to Company: Co-founder and Vice President
  Nature / amount of interest in the transaction: Consulting services provided to the Company during 2021, 2022, and 2023, at $125,000 per annum, totaling $375,000 through 2023. No consultancy services were provided during fiscal year 2024. Limited legal consultancy services of $10,000 were provided during fiscal year 2025.
  Material Terms: Unsecured obligation arising from deferred compensation to a related party, with no interest charged and no fixed repayment terms. As of December 31, 2025, the outstanding balance of $338,870 reflects deferred compensation, reduced through partial repayment during the year, and may be repaid at the discretion of the Company.

- Name of Person: Veronica Swanson
  Relationship to Company: Founding Partner
  Nature / amount of interest in the transaction: Consulting services provided to the Company during fiscal years 2023 and 2024. Compensation of $83,000 for fiscal year 2024 and $63,000 for fiscal year 2023. No additional services were rendered in fiscal year 2025.
  Material Terms: Unsecured obligation arising from deferred compensation to a related party, with no interest charged and no fixed repayment terms. As of December 31, 2025, the outstanding balance of $3,421 reflects deferred compensation and may be repaid at the discretion of the Company.

Valuation

Valuation Cap: $20,000,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion into equity in the future. It does not represent the Company's current valuation or fair market value. The valuation cap was determined internally by the Company without a formal third-party valuation or appraisal. Any calculation of the valuation cap assumes a fully diluted capitalization of the Company at the time of conversion. The valuation cap does not take into account any convertible securities currently outstanding. The Company currently has $965,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Sponsorships and Marketing
  70.0%
  Funds allocated for city launches, including $100,000 per city for anchor partnerships, $50,000 for local administration and city management, and $50,000 for social commerce and digital activations, with remaining funds supporting mobilization, events, merchandise, IT infrastructure, and AI deployment.

- Working Capital
  15.0%
  To cover essential business operations including procurement, inventory, payroll, logistics, and technology expenses needed to support expanded operations.

- Capital Buffer
  7.5%
  A reserve fund to ensure liquidity and flexibility in addressing unforeseen expenses, economic fluctuations, or strategic opportunities during the growth phase.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  1.6%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Sponsorships and Marketing
  70.0%
  Funds allocated for city launches, including $100,000 per city for anchor partnerships, $50,000 for local administration and city management, and $50,000 for social commerce and digital activations, with remaining funds supporting mobilization, events, merchandise, IT infrastructure, and AI deployment.

- Working Capital
  15.0%
  To cover essential business operations including procurement, inventory, payroll, logistics, and technology expenses needed to support expanded operations.

- Capital Buffer
  5.9%
  A reserve fund to ensure liquidity and flexibility in addressing unforeseen expenses, economic fluctuations, or strategic opportunities during the growth phase.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.mutombocoffee.com/ (https://www.mutombocoffee.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mutombo-coffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Majlis International Specialty Foods, Inc.

[See attached]



Majlis International Specialty Foods, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
BALANCE SHEET	4
STATEMENTS OF OPERATIONS	5
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	6
STATEMENTS OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	8
NOTE 3 – RELATED PARTY TRANSACTIONS	13
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	14
NOTE 5 – LIABILITIES AND DEBT	14
NOTE 6 – EQUITY	14
NOTE 7 – SUBSEQUENT EVENTS	15



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Majlis International Specialty Foods, Inc., Management

We have reviewed the accompanying financial statements of Majlis International Specialty Foods, Inc. (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital CPAS LLC

Indianapolis, IN

March 12, 2026

MAJLIS INTERNATIONAL SPECIALTY FOODS INC.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	768,187	713,190
Accounts Receivable		19,926	105,427
Inventory		109,432	69,023
Other Current Assets		11,759	-
Total Current Assets		909,304	887,640
Non-Current Asset:			
Fixed Assets - net	$	2,179	4,788
Total Non-Current Asset		2,179	4,788
TOTAL ASSETS	$	911,483	892,428
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	40,293	11,180
Other Current Liabilities		30,440	79,333
Total Current Liabilities	$	70,733	90,513
Non-Current Liability:			
Due to Related Parties		665,857	525,375
Total Non-Current Liability	$	665,857	525,375
TOTAL LIABILITIES		736,590	615,888
EQUITY			
Common Stock	$	100	100
Additional Paid in Capital		122,487	163,462
SAFE Notes		965,000	965,000
Retained Earnings		(912,694)	(852,022)
TOTAL EQUITY	$	174,893	276,540
TOTAL LIABILITIES AND EQUITY	$	911,483	892,428

See Accompanying Notes to these Unaudited Financial Statements

MAJLIS INTERNATIONAL SPECIALTY FOODS INC.
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenue	$	746,052	728,822
Cost of Goods Sold		(233,943)	(142,123)
Gross Profit	$	512,109	586,699
Operating Expenses			
General and Administrative	$	377,240	198,125
Advertising and Marketing		174,506	270,509
Depreciation Expense		2,609	3,039
Total Operating Expenses		554,355	471,673
Loss from Operations	$	(42,246)	115,026
Total Other Income (Expense)	$	-	-
Loss before income taxes	$	(42,246)	115,026
Income Tax Expense - Federal		14,401	-
Net Loss	$	(56,647)	115,026

See Accompanying Notes to these Unaudited Financial Statements

MAJLIS INTERNATIONAL SPECIALTY FOODS INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid in Capital	SAFE Notes	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount				
Beginning balance at 1/1/24	10,000,000	100	163,462	465,000	(967,048)	(338,486)
Issuance of Common Stock	-	-	-	-	-	-
SAFE Notes	-	-	-	500,000	-	500,000
Net Income	-	-	-	-	115,026	115,026
Ending balance at 12/31/24	10,000,000	100	163,462	965,000	(852,022)	276,540
Issuance of Common Stock	-	-	-	-	-	-
Distribution to Shareholders	-	-	(40,975)	-	(4,025)	(45,000)
SAFE Notes	-	-	-	-	-	-
Net Loss	-	-	-	-	(56,647)	(56,647)
Ending balance at 12/31/25	10,000,000	100	122,487	965,000	(912,694)	174,893

See Accompanying Notes to these Unaudited Financial Statements

MAJLIS INTERNATIONAL SPECIALTY FOODS INC.
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Income (Loss)	$	(56,647)	115,026
Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:			
Depreciation Expense		2,609	3,039
Decrease (Increase) in:			
Accounts Receivable		85,501	(82,963)
Inventory		(40,409)	(20,924)
Other Current Assets		(11,759)	-
Increase (Decrease) in:			
Accounts Payable		29,113	7,978
Due from Related Parties		140,482	136,387
Other Current Liabilities		(48,893)	18,308
Total Adjustments to reconcile Net Income (Loss) to Net Cash provided by (used in) operations:		156,644	61,825
Net Cash provided by (used in) Operating Activities	$	99,997	176,851
INVESTING ACTIVITIES			
Acquisition of Fixed Assets	$	-	-
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Distribution to shareholders	$	(45,000)	-
Proceeds from Safe Notes		-	500,000
Net Cash provided by (used in) Financing Activities	$	(45,000)	500,000
Cash at the beginning of period		713,190	36,339
Net Cash increase (decrease) for period	$	54,997	676,851
Cash at end of period	$	768,187	713,190

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:			
Interest		-	-
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Majlis International Specialty Foods, Inc. ("the Company") was formed as Cajary Majlis International Inc, in Delaware on October 25th, 2021 and changed its name on November 17, 2025. The Company is engaged in the business of sourcing, branding, and distributing specialty food and beverage products. The Company partners with third-party manufacturers and co-packers to produce items such as roasted coffee and stroopwafels, which are packaged under the Company's proprietary branding. Products are sold primarily through corporate or B2B channels and direct-to-consumer online platforms including Shopify and Amazon. The Company's headquarters is in Louisiana.

The Company's customers will be located in the United States. The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Credit Policies and Concentrations

The Company's standard trade credit terms are 30 days. Credit risk is evaluated on an individual customer basis, considering factors such as historical payment experience, the customer's current financial condition, prevailing industry and economic conditions, and, when available, external credit ratings. Management monitors the credit quality and financial condition of significant customers on an ongoing basis.

The Company generates a significant portion of its revenue from certain B2B customers, resulting in revenue concentration among these customers. However, this concentration has not resulted in significant credit risk exposure as of the respective balance sheet dates. As of December 31, 2025 and 2024, no individual customer represented more than 10% of the Company's total accounts receivable balance. Accordingly, while revenue is concentrated among certain customers, management believes there was no material concentration of credit risk related to accounts receivable as of those dates.

The Company regularly evaluates and manages concentrations of credit risk as part of its overall risk management and financial monitoring processes. The Company has not pledged its trade accounts receivable as collateral, nor has it sold or factored any accounts receivable as of December 31, 2025 or 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

_____

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $768,187 and $713,190 in cash as of December 31, 2025 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit on a 30-day basis to its customers. No individual customer accounted for more than 10% of outstanding receivables as of the balance sheet date. Management believes the allowance for doubtful accounts is adequate to absorb potential losses.

Description	2025	2024
Trade Accounts Receivable	19,926	105,427
Less: Allowance for Doubtful Accounts	-	-
Totals	**19,926**	**105,427**

_____

Allowance for Doubtful Accounts

The Company evaluates the collectability of receivables based on the aging of accounts and management's assessment of individual balances. No allowance for doubtful accounts was recorded during the year, as management considers all receivables to be fully collectible.

Inventory

Inventory consists primarily of finished goods and is stated at the lower of cost or net realizable value, using the first-in, first-out (FIFO) method. As of December 31, 2025 and December 31, 2024, inventory consisted of finished goods totaling $109,432 and $69,023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. The Company recorded depreciation expenses of $2,609 in 2025 and $3,039 in 2024, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

Property Type	Useful Life in Years	2025	2024
Computer Equipments	2-3	1,173	1,173
Coffee Machines	5	9,603	9,603
Less Accumulated Depreciation		(8,597)	(5,988)
Totals		**2,179**	**4,788**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through two primary streams: sales to B2B and corporate customers, and direct-to-consumer e-commerce sales.

Majlis International Specialty Foods, Inc.,
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

For B2B and corporate customers, the Company's primary performance obligation is to deliver goods to customers based on purchase orders. Revenue is recognized at the point in time when control of the goods transfers to the customer, typically upon delivery as performance obligations are satisfied. Sales are performed on credit, and the Company records a receivable from the customer at the time of sale. Payment terms vary by customer but are typically within 30 to 60 days.

For direct-to-consumer e-commerce sales, the Company's primary performance obligation is to deliver purchased products to customers through the Company's online platform, with revenue recognized at the point in time upon delivery. Customers pay at the time of purchase, so sales are typically settled immediately, with any timing difference arising only from payment processing timelines between the platform and the Company. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising and Marketing Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

The significant components of the Company's deferred tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

	2025	**2024**
Net Operating Loss Carryforwards	76,900	109,983
Depreciation (difference in methods/timing)	743	866
Gross Deferred Tax Asset	**77,643**	**110,849**
Less: Valuation Allowance	(77,643)	(110,849)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets in all periods presented due to cumulative operating losses and the absence of objectively verifiable positive evidence that the deferred tax assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2025 and 2024, the Company had federal and state net operating loss carryforwards of approximately $269,825 and $385,905, respectively. Federal NOLs arising after December 31, 2017

Majlis International Specialty Foods, Inc.,
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

generally may be carried forward indefinitely, subject to an 80% limitation on the amount of taxable income that can be offset in any given year. State NOLs generated on or after January 1, 2001 may be carried forward indefinitely until fully utilized, subject to applicable state law. Utilization of these losses may also be subject to annual limitations under Section 382 of the Internal Revenue Code in the event of certain ownership changes.

Components of Income Tax Expense (Benefit)

For the years ended December 31, 2025 and 2024, the Company generated taxable income resulting in estimated income tax liabilities of approximately $6,094 and $8,307, respectively. For 2024, no corresponding income tax expense or income taxes payable has been recorded in the accompanying financial statements, as the initial tax liability of $1,461 was deemed immaterial. The 2024 tax return was subsequently amended and it was determined that an additional $6,846 was due; this amount was also considered immaterial in 2024 and, accordingly, was not recorded until 2025 when the amended return was filed. A portion of the 2024 liability ($1,461) was paid in 2025, and the remaining liability is expected to be settled in 2026.

The components of income tax expense (benefit) for the years ended December 31, 2025 and 2024 are as follows:

Component	2025	2024
Current tax expense	14,401	-
Deferred tax expense (benefit)	77,643	110,849
Valuation Allowance	(77,643)	(110,849)
Total income tax expense (benefit)	**14,401**	**-**

During 2024, the Company made no income tax payments to federal or state jurisdictions and in 2025 paid approximately $1,461 in its 2024 income tax liability.

Income Taxes Paid

	2025	2024
Federal	1,461	-
State	-	-
Foreign	-	-
Total	**1,461**	**-**

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

Majlis International Specialty Foods, Inc.,
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

	2025		2024	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(9,178)	21%	24,155	21%
State taxes, net of federal benefit	(3,278)	8%	8,627	8%
Permanent differences	-	0%	-	0%
Total Income Tax Expense (benefit)	**(12,456)**	**29%**	**32,782**	**29%**
Actual income tax expense	14,401	-33%	-	0%
Net adjustment due to unrecognized deferred tax assets (valuation allowance)	**(26,857)**	**61%**	**32,782**	**29%**

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is primarily impacted by state income taxes and, in 2024, by permanent differences. The difference between the statutory and effective tax rates in both periods is primarily attributable to deferred tax assets for net operating loss carryforwards and other deductible temporary differences that are fully offset by a valuation allowance and therefore not recognized in the financial statements. Management evaluated the realizability of the deferred tax assets in accordance with ASC 740 and determined that the recorded valuation allowance is appropriate based on the available evidence as of the reporting date.

Unrecognized Tax Benefits:
Management has evaluated the Company's tax positions in accordance with ASC 740 and concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025 and 2024. Accordingly, no liability for unrecognized tax benefits has been recorded.

Income tax returns for the years ended December 31, 2024 through 2025 remain open to examination by federal and state tax authorities. The Company has not yet filed its income tax returns for 2025; such returns will be filed in accordance with applicable filing deadlines.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

_____

During the years ended December 31, 2025 and 2024, the Company engaged certain related parties to provide consulting services essential to its operations and strategic development. As of December 31, 2025 and 2024, amounts due to related parties totaled $665,857 and $525,375, respectively. The transactions with key related parties are as follows:

Chief Executive Officer – Robert Bush: Mr. Bush provided consultancy services totaling $150,000 in 2024 and $175,000 in 2025. After minimal offsets for personal expenses paid by the Company, the net unpaid balance of $323,566 as of December 31, 2025, represents a voluntary deferral of compensation to support the Company's cash position. The balance is unsecured, bears no interest, and has no fixed repayment terms.

Co-founder and Vice President – Dallon Bush: Mr. Bush provided consultancy services during 2021–2023, receiving $125,000 per year, totaling $375,000 as of 2023. Minimal payments during 2024 reduced the balance to $371,954. In 2025, limited legal consultancy services of $10,000 were provided. The outstanding balance as of December 31, 2025, is $338,870. The balance is unsecured, bears no interest, and has no fixed repayment terms.

Founding Partner – Veronica Swanson: Ms. Swanson provided consultancy services in 2024, with $83,000 paid during the year, leaving a balance of $3,421 as of December 31, 2024. No additional services were rendered in 2025, and the balance remains $3,421 as of December 31, 2025. The balance is unsecured, bears no interest, and has no fixed repayment terms.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees as of December 31, 2025 and December 31, 2024.

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2025 and 2024, the Company had no interest-bearing debt or long-term debt obligations. The Company's liabilities consist solely of current liabilities arising from normal business operations and amounts due to related parties as disclosed in Note 3.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 10,000,000 shares were issued and outstanding as of December 31, 2025 and December 31, 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

During the year ended December 31, 2025, the Company settled a former stockholder's equity interest through a distribution recorded as a reduction of additional paid-in capital, with any excess over the carrying value recognized as a reduction of retained earnings. The total number of common shares outstanding was not affected, as the shares were subsequently acquired by an existing stockholder in a separate transaction between stockholders.

Simple Agreements for Future Equity (SAFE)

During prior years through 2024, the Company entered into multiple SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to

_____

future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre or post money valuation cap. The total amount of the SAFES is $965,000 as of December 31, 2025 and December 31, 2024. The valuation caps of the agreements entered were $0 - $20M. See schedule below.

Investor	Date	Amount	Val Cap	Pre/Post Money	Discount Rate
JT	11/22/21	$10,000.00	N/A	Post	80.00%
JR	12/31/21	$125,000.00	N/A	Post	80.00%
LU	1/13/22	$120,000.00	N/A	Post	80.00%
DG	1/21/22	$25,000.00	N/A	Post	80.00%
HD	3/24/22	$75,000.00	N/A	Post	80.00%
MH	6/10/23	$110,000.00	N/A	Post	80.00%
MK	7/22/24	$250,000.00	N/A	Post	80.00%
DS	9/3/24	$250,000.00	$20,000,000.00	Post	80.00%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 12, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

Management has evaluated subsequent collections on significant outstanding receivables through that date and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

URL: https://vimeo.com/1161958857?share=copy&fl=sv&fe=ci

WELCOME

Welcome to the House of Mutombo! I'm Bob Bush, co-founder and CEO of Mutombo Coffee and I have worked as a leader in finance and global innovation for over 35 years.

COMPANY BACKGROUND AND REVENUE

Since 2021, Mutombo Coffee has been featured on some of the largest media outlets in the United States, built a farmer network across 10 countries, and sold coffee all over the world. We've generated $1.8 million in total revenue, achieved an 80% compound annual growth rate and had 10X sales growth.

MARKET OPPORTUNITY AND PROBLEM

Coffee is a $100 billion industry, but so many of the proud African women and Latina farmers who grow it are often undervalued & underpaid, working a double shift as harvester by day and mother, daughter, sister and wife by night.

Good evening to everyone. I'm called Marceline Budza, feminist and defender of human rights of Congolese nationality, known as the "sun of the East." And thanks to the cultivation of coffee we have been able to raise the standard of living of several women - they have found a smile.

MISSION AND PROMISE

Our Mission is commerce not charity. We started this journey with my friend and co-founder, the late NBA great Dikembe Mutombo. And although Dikembe & his family are no longer a part of the business, our promise to fulfill the mission of Mutombo Coffee lives on as we empower female farmers to support themselves, their families and their communities.....A promise made is a promise kept.

THE HOUSE OF MUTOMBO UVP

The "House of Mutombo" is Mutombo Coffee's holistic ecosystem connecting coffee farmers to market opportunities with global businesses, billion-dollar brands, professional sports teams, universities, community partners, and coffee drinkers who care.

For example, working with the US military we help caffeinate the troops who keep our country and our allies safe. Our co-branding partnership with the NBA's Houston Rockets allows fans to enjoy Mutombo Coffee as their morning pick me up after a late-night win.

THE ASK

Our farmers grow some of the best coffee in the world, but it is the mission that matters most.

Hello, I'm Luisa from Brazil. And I'm a coffee producer here in Santa Rita do Sapucai and we can't wait to produce coffee with Mutombo.

Hi Mutombo Coffee. I'm Anna, I'm Q Grader and I will hunt excellent coffees to you.

Your investment in Mutombo Coffee will allow us to launch more partnerships with professional sports teams and universities, develop more products, and expand into more cities, coffee shops and grocery chains.

CLOSING

If you've ever wanted to be part of something impactful and iconic, this is your opportunity. We are a brand brewed by people who care. JUST LIKE YOU!

"Not Just Coffee" Mutombo Coffee!

Join the House of Mutombo! // Fade to Invest Today

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CROWDFUNDING SAFE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1.   <u>Crowdfunding SAFE Subscription</u>.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Crowdfunding SAFE (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Crowdfunding SAFE and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%%. Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by The Kingdom Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c)   Special provisions for cryptocurrency payments. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) <u>Transfers upon challenged transactions</u>. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3.   <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The Company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)   <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements")   have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation.   There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information.   Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment.   Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile.   Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Manner of Holdings.

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Crowdfunding SAFEs of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Crowdfunding SAFEs the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

*   *   *   *   *

This Subscription is accepted   %%NAME_OF_ISSUER%%
on %%NOW%%.   By:
                                         %%ISSUER_SIGNATURE%%

[Crowdfunding SAFE FOLLOWS]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%% .

The "**Post-Money Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) **Liquidity Event**.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "**Cash-Out Amount**"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to

the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"**Crowdfunding Stock**" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the

Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Stock, as applicable, issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Stock and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Crowdfunding Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the

Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(g)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%

Exhibit G - Testing the Waters Materials






RESERVE NOW ⓘ

Invest in Mutombo Coffee

Brewing Stronger Communities™, One Cup at a Time

Mutombo Coffee is a purpose-driven specialty brand that ethically sources from women-led farms in Africa and Latin America, now expanding through national retail and direct-to-consumer channels.



Reserve Now

The offering of securities is made available through StartEngine Primary, LLC. This potential investment is speculative. Please read the risks on this website before investing. Any of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

OVERVIEW   ABOUT   DISCUSSION   INVESTING FAQS

Reserve Now

REASONS TO INVEST

- **Purpose-Led Brand, Proven Leadership** – Impact-driven sourcing and community reinvestment led by a Fortune 500-caliber executive team.

- **Deal Traction, Rapid Growth** – $2M in revenue with 10x sales growth validates strong demand and scalable momentum.

- **Built to Scale in a $500B+ Market** – Asset-light model empowers independent cafes through our Cafe Partner Network and supports the values of our large corporate and institutional partners who seek to create community impact.

TEAM



Robert C Bush Jr. – Chief Executive Officer, President, Board Member, Principal Financial Officer
30+ years advising world leaders and public institutions; leads strategy, fundraising, and expansion. Advisor to the Prime Minister of the United Arab Emirates; Amherst College and Juris Doctorate, University of Virginia School of Law.



Rodney Williams – Board Member
30+ years of experience; Former President Diageo Beer Company and Moët Hennessy; Amherst College; Northwestern University.



Gordon (Dollee) Bush – Chief Operating Officer
20+ years of experience; Expert in Economics and operations; University of Illinois and LSU Law graduate.



Mike Duffy – Marketing Advisor
20+ years as creator/director/writer/producer; Known for Emmy-winning and James Beard-nominated "Eat the World with Emeril Lagasse" (Amazon), the Emmy-nominated "Fresh, Fried and Crispy" (Netflix), "Shape of Pasta" (Roku), and Top Of... Read More



Kyle Zehring – Head of Fulfillment
30+ years of experience; Logistics lead with over two decades of warehouse and fulfillment experience at FedEx; University of Tennessee alum.



Brig. Gen. (PA) Maureen Weigl (Ret.) – Strategic Advisor for Government Sales and Business Development
20+ years of experience; Brigadier General, PA (retired US Army); Harvard Kennedy School; U.S. Army War College

Show Less

THE PITCH

Social Purpose Meets Premium Coffee

Mutombo Coffee offers premium, ethically sourced coffee with a mission rooted in legacy and community impact. Co-founded by the late NBA Hall of Famer and global humanitarian, and Bob Bush, former Advisor to the Prime Minister of the United Arab Emirates, the brand uplifts women farmers and partners with top institutions to drive social and economic change. With national partnerships, premium packaging, and a growing government and corporate footprint, Mutombo Coffee is expanding across high-demand channels.



Addressing Inequity Through Commerce and Community Uplift

Globally, women produce 70% of coffee labor yet own 25% less land than their male counterparts. In sub-saharan Africa specifically, women receive less than 10% of bank financing and 7% of extension services. This gender inequity leads to unstable incomes, limited access to education, and stifled community growth.

Mutombo Coffee addresses this imbalance through a direct sourcing model that bypasses intermediaries and ensures above-market payments to women farmers in Africa and Latin America. Profits support community-focused initiatives aligned with the Company's mission, such as local infrastructure, education, and entrepreneurship efforts. While the Company has not conducted a formal impact assessment, each single-origin coffee or blend is developed with attention to both quality and responsible sourcing. The Company aims to create positive economic opportunities from farms in rural communities to consumers in cities where its products are sold.

Mutombo Coffee works with a global network of farmers, cooperatives, NGOs, and brokers that supports women farmers across the coffee value chain. Through relationships across Africa and Latin America, thousands of women farmers and their families benefit from collective resources, training, and access to premium markets. We believe these chapters not only strengthen supply chain resilience but also ensure that our sourcing could create a measurable impact in the lives of women who produce the coffee we bring to consumers.



Tapping Into Ethical Coffee's $32B Market

The ethical coffee market exceeds $32B, with specialty coffee driving 10% annual growth thanks to consumer demand for quality and ethical sourcing. In the U.S., direct-to-consumer (DTC) models and premium grocery retail are key growth drivers.

Mutombo Coffee's product portfolio includes single-origin bagged coffees, cold brews, K-cups, coffee sachets and ready to drink coffee beverages sourced primarily from women-led farms in Latin America and Africa. Additional products include products that pair well with coffee including stroopwafels, chocolate bars and chocolate covered espresso beans.

Mutombo Coffee has provided coffee experiences for celebrities and athletes including Steve Harvey, Johnny Damon, and Chris Tucker as well as activations with global brands like Nike, Merck, and the NBA Players Association. The Company is expanding into high-end hospitality with professional sports teams and university networks.





GROWTH METRICS ARE HISTORICAL
AND NOT INDICATIVE OF FUTURE RESULTS.

Our Products
Premium Coffee Beans
Cold Brew
Stroopwafels
K-Cups
Single Serve









Hyperlocal Marketing: Winning Locally. Scaling Nationally

Mutombo Coffee drives growth through tech-enabled hyperlocal marketing, using geofencing, AI targeting, venue activations, and community-based promotions to reach consumers where they live, study, and play. Instead of costly national ads, Mutombo Coffee creates personalized touchpoints—whether inside sports arenas, on university campuses, or in supermarkets—that boost engagement, lower acquisition costs, and build lasting loyalty. By focusing on spending only where impact is highest, these strategies deliver higher conversion rates, reduce wasted impressions, and embed Mutombo Coffee into the cultural and geographic fabric of local communities.



HYPERLOCAL MARKETING
WINNING LOCALLY, SCALING NATIONALLY

Social Commerce: Turning Engagement into Growth

Mutombo Coffee is leveraging the growing $1.2 trillion global social commerce market to drive direct-to-consumer growth. With authentic storytelling and purpose-led content, the brand's objective is to convert social engagement into measurable sales, positioning itself at the intersection of community, culture, and commerce.



MUTOMBO COFFEE: UNLOCKING GROWTH IN
$1.2 TRILLION SOCIAL COMMERCE MARKET
1. THE OPPORTUNITY
2. THE MARKET POTENTIAL
3. MUTOMBO'S ADVANTAGE
Untapped D2C Potential
GLOBAL SOCIAL COMMERCE MARKET SIZE: $1.2 TRILLION
PROJECTED 3X GROWTH
MEASURABLE SALES CONVERSION
Connecting Purpose to Purchase

Source: [illegible]

Back a Brand with Heart, Legacy, and Scale Potential

Mutombo Coffee is building a national coffee brand rooted in equity, impact, and legacy. With its direct sourcing model, strong brand partnerships, and multi-channel expansion strategy, this is your chance to support ethical purpose with every pour.

Asset-Light, Scalable Model

Mutombo Coffee operates with an efficient, low-capex business model designed for rapid growth. By focusing on strategic partnerships, streamlined operations, and flexible distribution channels, the company avoids heavy infrastructure costs while maintaining scalability. This approach allows Mutombo Coffee to expand quickly across retail, direct-to-consumer, and corporate channels while protecting margins and preserving capital efficiency.

Strategic Relationships with Professional & Corporate Brands

Mutombo Coffee is building relationships with professional sports teams, multinational corporations, and universities. These collaborations provide the brand with large-scale visibility, recurring sales pipelines, and entry into influential networks. These relationships also serve as powerful platforms for storytelling, amplifying Mutombo Coffee's social mission while accelerating market penetration across multiple U.S. cities.

Supporting, Not Competing with Cafés

Unlike many large coffee chains, Mutombo Coffee views independent cafés - particularly minority-owned and community-based operators—as partners rather than competitors. The company supplies these cafés with premium, ethically sourced coffee while also providing marketing resources and lead generation support to help them grow. By uplifting cafés instead of displacing them, Mutombo Coffee strengthens the broader coffee ecosystem and positions itself as a brand that grows alongside its partners, not at their expense.

Our City Ecosystem

The Mutombo Coffee 10-City Ecosystem blends sports, culture, and community with the fast-growing coffee market. By collaborating with leading teams and institutions, we gain instant visibility and engagement, while targeting cities that are either proven coffee hubs or under-served markets with high growth potential. This balanced approach ensures strong traction, scalable expansion, and long-term brand impact.

INDUSTRY EXPERIENCE

Mutombo Coffee is led by a world-class team with over 164 years of combined leadership experience across global brands, government, logistics, media, and finance. The leadership group brings together expertise from organizations such as Diageo, Moët Hennessy, FedEx, and the U.S. Army, along with Emmy-winning creative direction and high-level advisory experience to world leaders. This diverse and accomplished team drives the company's strategy, growth, and operational excellence, which we believe positions Mutombo Coffee for scalable expansion and long-term success.

Name	Title	Experience	Industry	Domain	Companies & Clients
Robert C Dudz Jr	CEO & President	30+ Years	Government, Real Estate, Finance, Legal, Agriculture	Economic Development, Sovereign Wealth Advisory, Corporate Governance, M&A	European Commission, The Corporate Office of HH Sheikh Mohammed bin Rashid al Maktoum, Dubai Multi Commodities Center Authority, JP ABG Investments I.H, Merrill Lynch, GV Niven
Rodney Williams	Board Member	20+ Years	Consumer Goods, Alcoholic Beverages, Luxury Brands, FMCG	Global Brand Management, Growth Strategy, Marketing Leadership, Product Strategy	Diageo, Grandiose Vodka, Moët Hennessy, Johnson & Johnson, Procter & Gamble, General Electric, LVMH, Dom Perignon, Moët & Chandon
Dalton Bush	Board Member, Chief Operating Officer	30+ Years	Law, Public Sector, Operations	Legal Advisory, Operations Management, Compliance, Organizational Leadership	United Attorneys Office 23rd Judicial District, Anheuser Busch, US, Pfizer, Stronberg, Black & Lawson, McDonnell Douglas, Boeing
Matt Lieffy	Marketing Advisor	40+ Years	Media, Entertainment, Advertising, Production	Creative Direction, Production, Branding, Storytelling, Content Strategy	Emmy-winning and James Beard-nominated "Eat the World with Emeril Lagasse", five-time Emmy nominated "Frozen, Fried and Crispy" Netflix, Nickelodeon, Capital One, Hennessy, Marriott, Sonos, Kansas City Chiefs
Kyle Deming	Head of Fulfillment	30+ Years	Logistics, Warehousing, Supply Chain	Fulfillment Operations, Warehouse Management, Logistics Management	FedEx
Rep. Tom Maurani (Ret.)	Strategic Advisor for Government Sales and Business Development	30+ Years	Government, Military, Veteran Affairs	Government Relations, Strategy, Leadership, Defense Operations, Veteran Affairs, Public Sector Engagement	US Army, PA Department of Military and Veteran Affairs



America's Top 10 Target Cities for Rollout

†Coffee city rankings are based on Clever Real Estate's study of the 50 most populous U.S. metro areas. Rankings were determined through a weighted scoring system that evaluated: coffee shop and roastery density, Google Trends search accounts for coffee-related terms, average

cappuccino price, percentage of income spent on daily coffee, number of donut shops, and average Yelp ratings of local coffee shops. Currently coffee products are sold in these cities.

Sources:
https://www.macrotrends.net/global-metrics/cities/largest-cities-by-population
https://smartasset.com/research/best-coffee-cities-ranked

Mutombo Coffee X Houston Rockets







Mutombo Coffee's launch in Houston is anchored by a powerful partnership with the **Houston Rockets**, one of the NBA's most globally recognized franchises. This collaboration creates a high-visibility platform that blends **commerce, culture, and community impact**. Through co-branded activations inside the Toyota Center, limited-edition Mutombo Coffee x Houston Rockets products, and integrated digital campaigns, the partnership delivers immediate brand awareness to millions of fans locally and worldwide. Beyond game-day activations, the initiative supports **community programs across Houston**, aligning with the Rockets' deep commitment to the city and Mutombo Coffee's mission of empowerment and social impact. Together, the Rockets and Mutombo Coffee will transform Houston from one of the most underserved coffee markets in the U.S. into a flagship launchpad for the brand's 10-City Ecosystem.

Mutombo Coffee X Temple University







Mutombo Coffee's Philadelphia launch is powered by a unique agreement with Temple University, one of the largest and most diverse universities in the United States. This collaboration connects the brand with a vibrant community of students, faculty, and alumni who represent the next generation of socially conscious consumers. Through on-campus activations, co-branded products, and student engagement initiatives, the partnership creates direct exposure to a highly engaged, youthful audience. By embedding itself into campus life, Mutombo Coffee is not only building brand awareness, but also cultivating the next generation of coffee consumers and community leaders.

Community Impact Initiatives

Through strategic agreements throughout the nation with professional sports teams, universities, foundations, and city agencies, including collaborations with the Houston Rockets and Temple University, Mutombo Coffee drives community initiatives focused on education, empowerment, and social connection, extending the brand's mission beyond commerce and creating authentic, measurable community impact.



MUTOMBO COFFEE
COMMUNITY INITIATIVES
Brewing Stronger Communities™
PARTNERSHIPS & PROGRAMS
ENGAGEMENT & MISSION
COMMUNITY VALUE
IMPACT

Leveraging AI for Smarter Growth

Mutombo Coffee applies AI not as a future aspiration but as a present-day execution tool. By embedding AI into research, marketing, operations, and product development, the company reduces costs, shortens timelines, and scales efficiently, all while strengthening its mission of Brewing Stronger Communities™ worldwide. This disciplined use of AI provides measurable advantages in a competitive, margin-sensitive industry.





Leveraging AI for Smarter Growth
RESEARCH
OPERATIONS
MARKETING
PRODUCT DEVELOPMENT

Welcome to House of Mutombo
Base Visits







Events & Activations
COFFEE TALK

Podcast Appearances
PODCAST
House of Mutombo has appeared on the following podcasts:
ACTION CATALYST
PG
TRAVIS MAKES MONEY
Vision Pros
WHEN IT WORKED PODCAST

ABOUT

HEADQUARTERS
400 Poydras Street, Suite 2620
New Orleans, LA 70130

WEBSITE
View Site

Mutombo Coffee is a purpose-driven specialty brand that ethically sources from women-led farms in Africa and Latin America, now expanding through national retail and direct-to-consumer channels.

JOIN THE DISCUSSION

What's on your mind?



Ice breaker! What brought you to this investment?

WHY STARTENGINE?



REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

What does it mean when I make a reservation?

Once the offering launches, how will I be notified?

Will I be charged?

Can I cancel my reservation?





Important Message





Facebook
Feed

Expand

Mutombo Coffee
Ad

At Mutombo Coffee, every cup tells a story of empowerment, integrity, and opportunity.

With a global asset-light ecosystem, rooted in the legacy of a great humanitarian, we're building a coffee brand that uplifts lives from farm to cup.

We source coffee from women growers, seeking to ensure fair income and reinvestment in their communities, while also supporting underserved neighborhoods right here in the U.S.

➡️ Reserve your share in a piece of purpose

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Grown for Impact
Your investment in Mutombo Coffee directly supports local economies.
Reserve Shares Now
start engine

startengine.com
Reserve Shares in Mutombo Coffee

Learn more







Like Comment Share















Facebook
Feed

Expand

Mutombo Coffee
Ad

Brewing Stronger Communities™, One Cup at a Time.
From the Houston Rockets to Fortune 500 partnerships, Mutombo Coffee is scaling with visibility and impact.
Now reserving shares on StartEngine.

👉 Get early access

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

CLAIM YOUR CUP!
You can now own a piece of Mutombo Coffee.
MUTOMBO COFFEE
Only on
start engine

startengine.com
Reserve Shares Before the Raise Opens

Learn more

Like Comment Share

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.





MUTOMBO
COFFEE®

MUTOMBOCOFFEE.COM

BLEND: French Vanilla

ROAST: | NET WT: | GRIND:
Medium | 12 oz. | Whole Bean

NOTES: Slightly sweet with mild chocolate notes.

INGREDIENTS: 100% Arabica Coffee

Scan me for a special message from Dikembe!

Distributed by:
Cajary Majlis



Mutombo Coffee is opening the door to our community, and we'd love for you to join us.

We're hosting a **live Test the Waters Q+A webinar on StartEngine** where you can hear directly from our founder, ask questions, and learn more about our upcoming investment opportunity.

We're hosting a **live Test the Waters Q+A webinar on StartEngine** where you can hear directly from our founder, ask questions, and learn more about our upcoming investment opportunity.

📅 **February 12**
⏰ **1:00 PM PT | 4:00 PM ET**
📍 **Live Webinar**
During the session, we'll cover:

- The vision and mission behind Mutombo Coffee
- How our impact-driven, scalable business model works
- Our growth to date and what's next
- How you can **reserve shares** and stay informed as the raise moves forward

This is a no-pressure opportunity to learn more, connect with the team, and decide if ownership in Mutombo Coffee is right for you.

👉 Save your spot and reserve your shares on StartEngine

-
We look forward to seeing you there.

You're Invited: Explore Ownership in Mutombo Coffee | Live Q&A Feb 12 External ⅀ Inbox ×

Mutombo Coffee   10:01 AM (0 minutes ago)
to me ▾



For years, you've known Mutombo Coffee as a brand rooted in purpose, community, and exceptional coffee. Now, we're inviting our supporters to explore what ownership could look like.

Next week, Mutombo Coffee is hosting a live Test the Waters (TTW) Q&A webinar on StartEngine, designed to give you early access to learn about our growth, mission, and upcoming investment opportunity.


📅 **February 12**
⏰ **1:00 PM PT | 4:00 PM ET**
📍 **Live Webinar**


This session is educational and no-pressure. It's an opportunity to understand how Mutombo Coffee is building a scalable, impact-driven business, and to decide if reserving shares is right for you.

What we'll cover:

- How Mutombo Coffee has grown nearly $2M in revenue with 10x sales growth
- Our asset-light model and Café Partner Network supporting

What we'll cover:

- How Mutombo Coffee has grown nearly $2M in revenue with 10x sales growth
- Our asset-light model and Café Partner Network supporting independent cafés
- The role of high-visibility partnerships—from the Houston Rockets to Fortune 500 companies and major universities
- How our impact-first mission supports women growers and underserved communities
- What it means to reserve shares and get early access through StartEngine

Whether you're curious about investing, passionate about impact, or simply want to learn more about how Mutombo Coffee is scaling, this webinar is a great place to start.

👉 Get early access, reserve your shares, and save your spot for the live Q&A on StartEngine

-

We hope you'll join us and continue being part of the Mutombo Coffee journey.

-
We hope you'll join us and continue being part of the Mutombo Coffee journey.

Mutombo Coffee Investor Webinar

Sign Up to Get Early Access & Explore Ownership!



From the Houston Rockets to Fortune 500 partners and major universities, Mutombo Coffee is scaling with purpose and visibility.

Now we're inviting our community to explore ownership.

Live TTW Webinar | Feb 12
1:00 PM PT | 4:00 PM ET

Live TTW Webinar | Feb 12
1:00 PM PT | 4:00 PM ET

👉 Get early access on StartEngine




Robert Bush
Founder

Investment Opportunity: Mutombo Coffee

February 12
1 PM PT / 4 Pm ET

The Humanitarian Coffee Brand Poised for Greatness Hosts Live Webinar

$2M in revenue. 10x sales growth.

Now opening early access through StartEngine.

Join our live founder Q&A.

Join our live founder Q&A.

📅 Feb 12 | 1 PM PT / 4 PM ET

👉 Register today + Reserve your place early



LAST DAY to REGISTER!

Mutombo Coffee Investor Webinar

Register for Early Investor Access

 **SIGN UP**

Our live Test the Waters Q&A is almost here.

✓ Learn about ownership
✓ Ask questions live
✓ Get early access on StartEngine

 Feb 12| 1 PM PT / 4 PM ET

Our live Test the Waters Q&A is almost here.

✔️ Learn about ownership
✔️ Ask questions live
✔️ Get early access on StartEngine

📅 Feb 12| 1 PM PT / 4 PM ET

👉 Don't miss it—reserve now



Mutombo Coffee
231 followers
1h · Edited · 🌐

+ Follow ···

Join us for a live Test the Waters Q+A webinar and hear directly from the founder of Mutombo Coffee.

📅 Feb 17
⏰ 1 PM PT | 4 PM ET

✔ Ask the founder your questions
✔ Learn about our impact-driven, asset-light model
✔ Explore the investment opportunity
✔ Reserve your shares

🔗 Save your seat: https://bit.ly/4rhyzCt

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Mutombo Coffee



We're OPEN!

TTW Campaign Now Live

Reserve Your Shares Now



MUTOMBO COFFEE

HOUSE BLEND
MEDIUM ROAST

100% African Blends Coffee
Grind - Whole Bean

I hope your New Year is off to a great start, and you're enjoying great coffee.

I'm reaching out personally because you've supported Mutombo Coffee in the past, and we wanted you to be among the first to know about something meaningful for our next chapter.

We've officially opened a "Test the Waters" crowdfunding campaign on StartEngine, giving our community the opportunity to learn more about becoming an owner in Mutombo Coffee.

From day one, Mutombo Coffee has been about more than great coffee.

It's about impact; supporting women growers, reinvesting in communities, and building a brand that creates opportunity from farm to cup.

Now, we're inviting our supporters to be part of that journey in a deeper way.

If you're curious, I'd love for you to take a look and join us.

Thank you for being part of the Mutombo Coffee story.

With coffee love,
Robert Bush
Co-founder and CEO
Mutombo Coffee

Reserve Shares

Reserve Shares

   

Mutombo Coffee 400 Poydras Street Suite 2620 New Orleans, Louisiana 70130



Mutombo Coffee
Feb 4

Next week, Mutombo Coffee is hosting a live Test the Waters (TTW) Q&A webinar on StartEngine, designed to give you early access to learn about our growth, mission, and upcoming investment opportunity, directly from the founder.

📝 February 17
⏰ 1:00 PM PT / 4:00 PM ET

This session is educational and no-pressure. It's an opportunity to understand how Mutombo Coffee is building a scalable, impact-driven business, and to decide if reserving shares is right for you.

🔗 Save your seat: https://bit.ly/4rhyzCt

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR

RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#MutomboCoffee #InvestWithPurpose #Crowdfunding #StartEngine #ImpactInvesting

Show Less





MUTOMBO COFFEE
Why Did We Turn to the Crowd?
Community Supports Community.
MUTOMBO COFFEE
HOUSE BLEND MEDIUM ROAST
Reserve shares on start engine

mutombocoffee • Follow

mutombocoffee Behind every bag of Mutombo Coffee are the hands and hearts of our partners across Africa and Latin America.

Together, we're creating fair opportunities, improving access to resources, and ensuring that coffee communities thrive for generations to come.

Because when farmers prosper, the world tastes better. 🌱

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#InvestInPeople #MutomboCoffee #CoffeeThatEmpowers #DirectTrade

Be the first to like this

1 minute ago

Add a comment... Post





Thank you to everyone who joined our recent Test the Waters investor webinar.

If you missed it, or would like a quick recap, here's what we covered:

☕ **Growth & Traction**
Mutombo Coffee has grown to nearly **$2M in revenue with 10x sales growth**, demonstrating strong demand and expanding market presence.

☕ **Scalable, Asset-Light Model**
We shared how our Café Partner Network empowers independent cafés while allowing Mutombo Coffee to scale efficiently.

☕ **High-Visibility Partnerships**
From the Houston Rockets to Fortune 500 companies and major universities, these partnerships expand brand awareness and drive growth across DTC, retail, and corporate channels.

☕ **Impact at the Core**

☕ Impact at the Core

Our impact-first mission supports women growers and reinvests in underserved communities—proving commerce can drive meaningful change.

☕ Ownership & Early Access

We explained what it means to reserve shares and get early access through StartEngine as we continue exploring this opportunity.

Whether you're curious about investing, passionate about impact, or simply want to learn more about how Mutombo Coffee is scaling, this is a great place to start.

👉 Learn more and explore early access today.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

  

 Ownership & Early Access

We explained what it means to reserve shares and get early access through StartEngine as we continue exploring this opportunity.

Whether you're curious about investing, passionate about impact, or simply want to learn more about how Mutombo Coffee is scaling, this is a great place to start.

Watch the recap here and learn more on StartEngine.

👉 Learn more and explore early access today.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE,
WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO
PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS
FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST
INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS
SIMPLY AN INDICATION OF INTEREST.





RESERVE YOUR SHARES TODAY!

Big news: Mutombo Coffee has partnered with the Houston Rockets, and we're opening up investment opportunities through StartEngine.

Why This Matters
This isn't just another sports sponsorship. The "Swatting for a Cause" initiative combines premium African-sourced coffee with real community impact:

• Sourcing ethical coffee
• Creating sustainable employment for coffee farmers
• Building community gathering spaces

The Opportunity

The specialty coffee market is projected to reach $85 billion by 2028. Mutombo Coffee is positioned at the intersection of specialty coffee, sports marketing, and social enterprise.

When you invest, you're backing:
• A mission-driven brand with major sports partnerships
• Fair trade practices and community development
• A high-growth market segment with purpose
Ready to Make an Impact?

Reserve your shares on StartEngine today and join investors who believe great business should do great good.

With coffee love,
Bob Bush

Reserve your shares on StartEngine today and join investors who believe great business should do great good.

With coffee love,
Bob Bush
Founder & CEO, Mutombo Coffee

RESERVE SHARES

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

  

No longer want to receive these emails? <u>Unsubscribe</u>.
Mutombo Coffee 400 Poydras Street Suite 2620 New Orleans, Louisiana 70130